Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
First Republic Bank:
We consent to the use of our report dated February 27, 2007, with respect to the consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of quantifying misstatements in current year financial statements to consider the effects of prior year misstatements.
/s/ KPMG LLP

San Francisco, California
June 7, 2007